Exhibit 8.1

List of Subsidiaries

Subsidiary	Year of Incorporation	Jurisdiction of Incorporation
Hoshin GigaMedia Center, Inc.	1998	Taiwan
GigaMedia Finance International Limited	2000	Cayman Islands
GigaMedia International Holdings Limited	2004	British Virgin Islands
Cambridge Entertainment Software Limited	2004	British Virgin Islands
Koos Broadband Telecom Co., Ltd.	2001	Taiwan
Bridgepoint International Limited	2004	British Virgin Islands
FunTown World Limited	2005	British Virgin Islands
GigaMedia Asia Limited	2005	British Virgin Islands
Implus International Limited	2004	British Virgin Islands
FunTown Hong Kong Limited	1999	Hong Kong
GigaMedia China Limited	2005	British Virgin Islands
Cambridge Interactive Development Corporation (Quebec) Inc.	2005	Canada
Cambridge Interactive Development Corporation	1997	U.S.A.
Internet Media Licensing Ltd.	2005	British Virgin Islands